SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)*

                               Vector Group Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    112525100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Gilbert, Segall and Young LLP
                                 430 Park Avenue
                            New York, New York 10022
                      Attention: Arthur E. Rosenberg, Esq.
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 30, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 130, and is filing this schedule because of Rule 13d-l(e), 13d-l(f), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

----------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 112525100               SCHEDULE 13D                 Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Artemis America Partnership
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,826,000 shares of Common Stock
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,826,000 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,826,000 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 112525100               SCHEDULE 13D                 Page 3 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Artemis Finance SNC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,826,000 shares of Common Stock
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,826,000 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,826,000 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 112525100               SCHEDULE 13D                 Page 4 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Artemis SA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,826,000 shares of Common Stock
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,826,000 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,826,000 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC; CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1. Security and Issuer

      This Statement on Schedule 13D relates to the Common Stock, $.10 par value per share ("Common Stock"), of Vector Group Ltd., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 S.E. Second Street, Florida 33131

Item 2. Identity and Background

      This Schedule 13D is being filed jointly on behalf of Artemis America Partnership ("Artemis America"); Artemis Finance SNC ("Artemis Finance"); and Artemis SA ("Artemis," and together with Artemis America and Artemis Finance, the "Reporting Persons").

      Artemis America is principally engaged in making and holding investments in U.S. commercial and industrial business. The general partners of Artemis America are Artemis Finance and Artemis. Artemis is a holding company and Artemis Finance is a partnership, both of which are principally engaged in directly and indirectly making and holding investments in French and foreign businesses. The directors of Artemis are Francois Pinault, Patricia Barbizet, Francois-Jean Pinault, Jean-Louis de Roux, and John Ryan.

      The principal office of Artemis America is c/o RL&F Services Corporation, One Rodney Square, Wilmington, Delaware 19801. The principal office of Artemis Finance and Artemis is 5 Boulevard de Latour Maubourg, 75007 Paris, France.

      Set forth in Appendix A attached hereto and incorporated herein by reference are the names, business addresses, principal occupation and citizenship of each executive officer and director of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C of Schedule 13D.

      During the last five years, none of the Reporting Persons, or, to the best of their respective knowledge, any executive officer or director of such entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      See the information set forth under "Item 4. Purpose of the Transaction."

Item 4. Purpose of the Transaction

      The filing is being made in connection with the transfer to Artemis America, effective as of June 30, 2000, of voting rights with respect to currently exercisable warrants to purchase an aggregate of 1,826,000 shares of Common Stock (the "Warrants"). The Warrants were previously beneficially held by Lion Advisors, L.P. ("Lion") in a managed account on behalf of Artemis America pursuant to a management agreement by and between Lion and Artemis America (the "Management Agreement"). The Management Agreement expired pursuant to its terms on June 30, 2000, effecting the transfer of beneficial ownership of the Warrants, for no additional consideration, from Lion to Artemis America.

      The Reporting Persons currently hold the Warrants for general investment purposes; however, the Reporting Persons retain the right to change their investment intent in the future depending upon relevant and applicable circumstances.

      Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest of Securities of the Issuer

      (a) The Warrants are currently exercisable for an aggregate of 1,826,000 shares of Common Stock. Accordingly, Artemis America currently beneficially owns within the meaning of Rule 13d-3, by virtue of their ownership of the Warrants, an aggregate of 1,826,000 shares of Common Stock, representing approximately 7.7% of the issued and outstanding shares of Common Stock (assuming exercise in full of the Warrants), based on the Issuer having issued and outstanding 21,989,782 shares of Common Stock on May 12, 2000 (according to the Issuer's most recent Quarterly Report on Form 10-Q). Artemis Finance and Artemis as general partners of Artemis America may be deemed to be the beneficial owners of the Warrants owned by Artemis America.

      (b) The Reporting Persons may be deemed to have shared voting and dispositive power with respect to 1,826,000 shares of Common Stock. See the information set forth on Appendix A.

      (c) See the information set forth under "Item 4. Purpose of the Transaction."

      (d) - (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

      None.

Item 7. Material to be Filed as Exhibits

      None.

                                    SIGNATURE

      After reasonably inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2000


                                        ARTEMIS AMERICA PARTNERSHIP

                                        By: Artemis SA, General Partner


                                        By: /s/ Emmanuel Cueff
                                            ------------------------------------
                                            Name: Emmanuel Cueff
                                            Title: General Secretary


                                        ARTEMIS FINANCE SNC

                                        By: Artemis SA, General Partner


                                        By: /s/ Emmanuel Cueff
                                            ------------------------------------
                                            Name: Emmanuel Cueff
                                            Title: General Secretary


                                        ARTEMIS SA


                                        By: /s/ Emmanuel Cueff
                                            ------------------------------------
                                            Name: Emmanuel Cueff
                                            Title: General Secretary

                                   APPENDIX A

      The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of the Reporting Persons.

      The general partners of Artemis America are Artemis Finance and Artemis. The general partner of Artemis Finance is Artemis.

      The directors and executive officers of Artemis are Francois Pinault, Chairman; Patricia Barbizet, Director and Chief Operating Officer; Francois-Jean Pinault, Director; Jean Louis de Roux, Director; and John Ryan, Director. Mr. Ryan is a U.S. citizen with a business address at 13 Avenue de Bude, Geneva, 1202 Switzerland. All of the other directors and officers listed above are French citizens. The business address for each of the above directors and officers, other than Mr. Ryan, is 5 Boulevard de Latour Maubourg, 75007, Paris, France.